Zentek Announces Appointment of New Board Director

Guelph, ON - July 5, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, welcomes Ilse Treurnicht to its Board of Directors.

Ms. Treurnicht holds a DPhil in chemistry from Oxford University in the United Kingdom, which she attended as a Rhodes Scholar. Ms.Treurnicht is Managing Partner of TwinRiver Capital, an impact investment firm focused on advancing positive environmental and social impact while delivering strong financial returns. Ms. Treurnicht also brings several years of senior Board-level experience to Zentek, currently serving as Chair of the Public Policy Forum, and a director of the Equality Fund.

"Ms. Treurnicht knows what it takes to build a successful innovation-based company, after overseeing the creation of a 1.5 million square foot innovation hub as CEO of the MaRS Discovery District over the past twelve years," said Dr. Francis Dubé, Chairman of Zentek. "Ms. Treurnicht's knowledge of how academic research can be leveraged in start-up communities, and her active role in creating several venture capital funds will be an excellent addition to our Board. I look forward to working with Ms. Treurnicht and the entire Board and Management teams to continue building a stronger innovation-based company."

Ms. Treurnicht has been awarded 250,000 options at a price of $2.44.  These options have a 5-year expiry and vest 1/3 now, 1/3 at the 1-year anniversary date and 1/3 at the 2-year anniversary date.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection, and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have over 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Tyler Dunn
Tel: (306) 717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.